UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934


                            Whitehall Jewellers, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    965063100
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                                    4th Floor
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 17, 2006
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

            This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 1, 2005, as amended (the "Statement"), by and on behalf of Seymour Holtzman, SH Independence, LLC ("Independence"), Holtzman Financial Advisors, LLC ("Advisors") and Holtzman Opportunity Fund, L.P. ("Opportunity") with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 4.     PURPOSE OF TRANSACTION.

            The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

            From time to time, certain of the Reporting Persons have had or may have discussions with a limited number of other shareholders of the Issuer about possible negotiated purchases of shares of Common Stock, with the intention, among other things, that any shares of Common Stock so purchased or otherwise beneficially owned by the Reporting Persons would be voted in favor of the proposals being submitted by the Issuer's management for approval at the special meeting of the Issuer's stockholders scheduled for January 19, 2006. There can be no assurance that any further purchases will be negotiated or completed.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 17, 2006

                                       /s/ Seymour Holtzman
                                       -----------------------------------
                                       Seymour Holtzman

                                       SH INDEPENDENCE, LLC


                                       By: /s/ Seymour Holtzman
                                          -------------------------------
                                          Name:  Seymour Holtzman
                                          Title: Managing Member

                                       HOLTZMAN FINANCIAL ADVISORS, LLC
                                       By: SH Independence, LLC, its
                                           Managing Member


                                       By: /s/ Seymour Holtzman
                                          -------------------------------
                                          Name:  Seymour Holtzman
                                          Title: Manager


                                       HOLTZMAN OPPORTUNITY FUND, L.P.
                                       By: Holtzman Financial Advisors, LLC,
                                       its General Partner

                                       By: SH Independence, LLC, its
                                           Managing Member

                                       By: /s/ Seymour Holtzman
                                          ------------------------------
                                          Name:  Seymour Holtzman
                                          Title: Manager